UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of Private Placement

As disclosed in the Current Report on Form 6-K filed on July 22, 2024, CBL International Limited (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for a private placement (the “Private Placement”) with an accredited investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, the Buyer agreed to purchase 2,500,000 Ordinary Shares of the Company, par value $0.0001 per share (the “Shares”) at a purchase price of $0.55 per share (the “Securities”).

On August 22, 2024, the Company closed the Private Placement and received gross proceeds of approximately $1.375 million before deducting any offering expenses payable by the Company. The Company did not pay any commission or placement fee in connection with the sale. The Company intends to use the net proceeds to fund network development, alternative energy and biofuel supply development, future acquisitions as well as working capital and general corporate purposes.

Based in part upon the representations of the Buyer in the Securities Purchase Agreement, the offering and sale of the Securities is being made in reliance on the exemption afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D under the Securities Act because the transaction was a private offering.

On August 22, 2024, the Company issued a press release announcing the closing. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibit No.	Description

99.1	Press Release dated August 22, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: August 22, 2024	Title:	Chief Executive Officer